Exhibit 99.13

Jonathan Milner issues Open Letter to shareholders of Abcam plc

Responds to Company’s assertions in its statement on 20 June 2023

Outlines Abcam’s lack of focus and Milner’s detailed plans to restore the Company’s financials, accountability and executional discipline

Urges all ADS shareholders to vote ‘FOR’ all of Milner’s proposals on the BLUE proxy card by 10am EST on 6 July 2023 ahead of the Extraordinary General Meeting on 12 July 2023

CAMBRIDGE, England, 21 June 2023 – Jonathan Milner, the founder and one of the largest investors in Abcam plc (“Abcam” or the “Company”) (NYSE: ABCM) with ownership of 6.3% of the Company, has today issued an open letter to the Company’s shareholders in response to assertions made by Abcam in its statement on 20 June 2023. Jonathan Milner outlines the Company’s lack of focus and his plan to restore the Company’s financials, accountability, and executional discipline.

As a reminder the deadline for ADS shareholders to record your proxy vote is 10am EST on 6 July 2023.

The full text of the letter follows:

Dear Fellow Abcam Shareholders

As a follow up to my previous communication, this letter responds to assertions made by Abcam in its statement on 20 June 2023. In Abcam’s recent communications since my intervention, they have failed to supply the counterevidence to my arguments. Again today, I outline the Company’s lack of focus and my plan to restore Abcam’s financials, accountability, and executional discipline.

Time for change is now

I founded Abcam in 1998 and built the Company to become the world’s leading supplier of research antibodies. As a 6.3% holder, I have always acted in the best interests of shareholders and indeed all stakeholders and would never put the Company at risk. On the contrary, I cannot stand aside and watch the persistent erosion of Abcam’s shareholder value under the current Board and management. As such, I had to act.

Abcam’s share price performance has improved significantly since I formally signalled my intent to bring about focus to the Company and as I moved from being a passive to an active shareholder on 1 May 2023. Since that date, the Company’s valuation has returned to c.$5bn, roughly where it was when I stepped off the Board in 2020.  I am not endangering the Company’s momentum and progress, nor am I causing unnecessary disruption. I am simply calling for focus and an improvement to governance, execution, and cost control, for the benefit of all shareholders.

Contrary to Abcam’s statement, this is not about me or anything to do with being ‘self-serving’ or trying to ‘seize power’. The argument is rather nonsensical because I seek only one seat on the Board, not a majority. Indeed, it will be less possible for me or anyone to ‘seize power’ with a well-governed Board with the checks and balances I intend to re-install. My only intention is to fix the Company’s issues, and if the Board had demonstrated that they were listening and fixing these problems, I would have been happy to watch Abcam’s fortunes recover from afar. This is a view shared by many of the shareholders I have spoken with recently and I appreciate the outpouring of support that I have received from shareholders, both retail and institutional.

M&A interest in Abcam

On 16 June, the Company announced that it had received inbound strategic enquiries and subsequent sell-side analysts notes have pointed to a potential price for the Company of $22-$25 per share.

Contrary to what Abcam says, a sudden and significant shift in both operational and executive leadership of Abcam is needed and won’t put shareholders’ investment at risk and cause an uncertain period of disruption. Indeed, quite the opposite as since I began taking action to highlight the failings at the Company, the share price has recovered to a similar level as when I left and now gone beyond that. As yet, the value of my plan has not been demonstrated. My intervention and plan are a defence against low M&A offers and my interests lie only in the value creation that is deserved by all shareholders.

Please rest assured I will always act in the best interests of shareholders and indeed all stakeholders to maximise the Company’s value and that includes considering, along with all other shareholders, all high-quality strategic bids.

However, in the interim, under my leadership, I believe we can restore the Company’s share price further so should an offer come in, it would be at a fair valuation for all shareholders.

My six-month plan for Abcam’s value creation

Should I succeed in becoming Executive Chairman in mid-July, my six-month plan is as follows:

1.	Refresh the Board with independent Nominations and a reconstituted Remuneration Committee
2.	Perform a thorough review and audit of the ERP and its remaining build, any liabilities with its functionality and what is still legacy
3.	Improve Investor Relations by ensuring transparent and frequent dialogue with stakeholders including moving to quarterly reporting as is expected on Nasdaq
4.	Fix the financial material weaknesses (alongside a new CFO in the event Michael Baldock leaves the Company) to include restoring ROCE levels to above 20%
5.	Define functions so as not to duplicate them across our sites worldwide, especially Waltham and Cambridge, UK, and evaluate Abcam’s senior vice president (SVP) leadership team in order to develop a world class team capable of delivering on all the Company’s objectives
6.	Define performance metrics for the SVP team and wider company so that everyone is aligned on their roles and Abcam’s common mission. A well-run company has hundreds of Key Performance Indicators or Performance Metrics (Amazon has over 300, for example). For each top-level metric there are ten to twenty sub metrics each with individual owners responsible. Here I give the top-level metrics that I believe, from my own analysis, are most in need of attention (each of these will have numerous sub metrics), obvious ones I have left out such as quality and NPS I think the Company have pretty good control over, but we must not take our eye off the ball:
a.	Ratio of volume to price increase of revenues – responsible: SVP Sales and Marketing
b.	Free cash flow – responsible: CFO
c.	EBITDA margins – responsible: CFO
d.	Return on Capital Employed (ROCE) and Return on Investment Capital (ROIC) – responsible: CFO
e.	Predicted revenue growth per product to actual revenue growth ratio – responsible SVP Products and SVP Sales & Marketing
f.	Revenues per employee – Responsible: CFO and SVP People
g.	Processing time per order – the critical read out to look at the efficiency of the ERP – responsible: SVP Digital
h.	Time from target identification to publication of antibody or protein detection product – responsible: SVP Products

Abcam key performance metric underperformance

Since October 2020, which coincided with when I stepped down from the Board, costs, capital efficiency and margins have significantly underperformed.

This underperformance is shown in the table below:

Abcam lacks Board-level leadership

I am not looking to replace Alan Hirzel as Chief Executive Officer, nor have I ever asked to be the de facto CEO. I have worked with Alan in the past and believe I can do so again. I have spoken to Mr Hirzel several times since 1 May 2023, to discuss how we can collaborate here. On the day I announced the request for the Company to call an EGM, I had yet again attempted to settle this amicably but was rebuffed in that regard so was forced to move forward with my public campaign. Alan and the management team require better oversight from the Board of Directors. I believe that with the right leadership, management miscues can easily be fixed and therefore I want to get back to working at the heart of the Company in the role of Executive Chairman. I intend to work on a full-time basis and be compensated according to whatever the new and independent Head of the Remuneration Committee perceives to be appropriate. I intend to perform this role for as long as it takes to address the issues and turn Abcam around, so it performs financially up to its potential.

Peter Allen

As previously communicated, Peter Allen has a track record of value destruction during his tenure. In my opinion, he has failed to provide the required mentorship and leadership to the Board and senior management. He has failed to hold executives to account for their disproportionate remuneration demands and performance metrics machinations, and overseen poor governance, poor execution, and poor cost controls. He has also failed to listen or indeed even to engage with Abcam’s shareholders to the best of my knowledge.

Sally Crawford

Sally Crawford, as Chair of the Remuneration Committee and a member of the Audit Committee, is responsible for allowing management to “Move the Goalposts” whereby compensation performance metrics are altered over time, and reporting metrics are inconsistent. There is a lack of transparency and benchmarking for compensation targets. Since 2019 costs, capital efficiency, and margins have significantly underperformed. Meanwhile, under Sally Crawford’s watch, CEO remuneration is up over 216% since 2019, while the share price fell ca. 27%. The profitable growth incentive plan (“PGIP”) recently received only a 52% vote in favour, reluctantly including mine as in good faith I felt the Abcam Board would create, not destroy, shareholder value.

In addition, in the event the Company is acquired, irrespective of whether the purchase price reflects an attractive value for shareholders or not, which is currently a risk, the management team will be rewarded at the “full discretion” of the Remuneration Committee. In discussions with shareholders this is clearly ‘out of step’ with other companies as there are no safe-guarding clauses, nor will shareholders be consulted at any point.

Michael Baldock

As Executive Director and the Chief Financial Officer, Michael Baldock is responsible for the £109m in impairments and adjustments in FY2022; material weaknesses in maintaining inadequate or ineffective controls within the inventory cycle, revenue, and accounts receivable and ITGC; the mismanaged and poorly executed listing on Nasdaq; and Abcam’s abysmal record of capital allocation including failure to effectively integrate the ERP system and a massive overspend.

I am aware of several qualified individuals in the Company’s audit and treasury functions who are able to step in on an interim basis to facilitate a transition should Michael Baldock leave the Company. In addition, there are several extremely highly qualified individuals I know, who I believe could assume the role of CFO of Abcam if needed, and they would be nominated in a fair process that would uphold corporate governance best practice. These are just some of the immediate changes I plan to make with my fellow Board members at Abcam.

By removing these three Board members and replacing them with independent and qualified candidates, we can return Abcam to building sustainable shareholder value in the short, medium, and long term. I plan to work with the remaining Board members to nominate qualified candidates adhering to a thorough Nomination & Governance process.

Board seat offer was disingenuous

Abcam’s story claims simply that I was offered a Board position and that I refused. This does not tell the whole story. I tried to settle matters privately with the Board and, for many weeks, I actively engaged with them, including requesting a Board seat to work with them as I didn’t want a protracted period of uncertainty. They flatly refused to appoint me to the Board. The Company made their Board members available to meet with me, and we held a series of meetings where I offered to help reverse the Company’s loss of focus. It was only once I indicated that I would take my proposals public, that I was offered a Board seat. However, the seat was subject to restrictions that would have impaired my ability to hold management accountable and to serve effectively. Those restrictions would undoubtedly render me a second-class Director and shareholder. They included, for example:

•	Waiver of my right to call meetings
•	Prohibition of supporting other shareholder actions if the Board disagreed
•	Compulsion to vote all my shares in favour of management’s positions
•	Release of all claims against the Company
•	Prohibition of criticising the Company or any member of the Board

These restrictions would have handicapped my ability to drive necessary change and deliver shareholder value.

Erosion of shareholder rights

On 26 October 2020 Abcam executed a Deposit Agreement with Citibank, N.A. as Depositary to create a facility to hold Shares represented by ADSs. This left out the right for significant shareholders to call an EGM which is enshrined in UK law and constitutes a serious breach. The Deposit Agreement did include a provision for facilitating the conversion of ADSs to ordinary shares (at a fee of $5 per 100 shares). When it became clear to me that action needed to be taken against the Abcam Board, in the interest of all shareholders, I approached Citibank about the proper paths by which I could call a general meeting without having to convert my ADSs into ordinary shares. They outlined a way forward they felt should be acceptable to Abcam. When I presented this to the Abcam Board, imploring them to facilitate my calling of an EGM and act on my proposals for change, they refused. I had no choice but to convert, at my own personal expense of nearly $600,000, enough ADSs into a sufficient number of ordinary shares so that I would have the right to compel a meeting.

After the Board failed to deter me by imposing astronomical costs just to be able to exercise fundamental shareholder rights, they shifted to employing procedural tactics in both large and small ways that interfere with my ability to speak with my fellow shareholders effectively in order to permit them to make informed choices. Sharp gamesmanship by the Company has included, for example:

•	The Company failed to provide a copy of the Company’s list of “non-objecting beneficial owners” of company securities in response to our 17 May request for stock list materials. That is a list of those persons (which include many of you reading this) who waived rights to keep their contact information confidential precisely so that they can receive information of the kind I seek to provide, and it is customary for companies to share that list even in contested corporate matters. This stonewalling frustrated my efforts, and more importantly, could deprive you of information you have a right to receive
•	Stooping to name-calling and other ad hominem attacks against me. I consider these false attacks to be excellent proof that the Company lacks good arguments against my position. Their insults also are demonstrably wrong in light of my history with the Company
•	In the Circular issued on 16 June 2023 the Company made a vague argument that my proxy card is defective in some way they did not explain, signalling their intention to disenfranchise shareholders who support what I am trying to do based upon a spurious procedural argument they don’t even explain.
•	The Company even is using the calendar against us. Without any compulsion to do so, the Company set the deadline for submission of ADS instructions on 6 July 2023 – shortly after the Fourth of July holiday weekend in the U.S. This greatly shortens the time to submit proxies and voting instructions for many shareholders with travel and other plans for the holiday weekend, requiring that many vote in advance of the holiday, or forget to do so and miss the opportunity altogether

After we raised these issues publicly, the Company finally agreed to give us stock list information to contact you directly and committed to count votes on our proxy card. We will continue to fight to make sure every vote is counted – please help us in that effort by voting as soon as possible.

All you need to do in order to defeat these actions is to vote early – you can vote starting today, through the company-imposed deadline of 6 July for ADSs to instruct their intermediaries. I encourage you to do so.

This is demonstration of a poorly governed company and one that mistreats shareholders

Vote to support my plan for value creation

Once again, for the sake of all stakeholders, I implore shareholders to elect me to the position of Executive Chairman and vote for the proposals outlined below. I can support and constructively challenge the current management team, lead the Board appropriately and increase value for all shareholders.

The proposals include:

1.	The removal of Peter Allen, Michael Baldock, and Sally Crawford from office as Directors of the Company
2.	The removal of any Director of the Company appointed after the Company’s receipt of the request to convene an EGM and before the occurrence of the meeting
3.	The election of Jonathan Milner as a Director and appointment as Executive Chairman of the Board
4.	A shareholder resolution to the Board to conduct a thorough search for candidates and appoint at least two other independent, highly qualified Directors to the Board promptly after the meeting
5.	Company reimbursement of expenses of Jonathan Milner and affiliates incurred in connection with the foregoing matters

It is up to us, Abcam’s shareholders, to restore Abcam to the valuation it deserves. I look forward to communicating with you over the coming weeks and, in the meantime, for more information please visit https://abcamfocus.com/.

Best,

Jonathan Milner

ADS SHAREHOLDERS ARE URGENTLY ENCOURAGED TO USE THEIR ADS VOTE INSTRUCTION FORM TO VOTE IN SUPPORT OF ALL PROPOSALS.

TIME IS SHORT!

WHILE THE EGM HAS BEEN SET BY THE COMPANY FOR JULY 12, 2023,

THE DEADLINE FOR ADS SHAREHOLDERS TO RECORD YOUR PROXY VOTE IS

10AM EST, JULY 6, 2023.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE WITH EXECUTING YOUR PROXY PLEASE CONTACT:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders in North America call: (877) 797-1153

Shareholders outside North America call: (781) 575-2137

By Email: FocusAbcam@Georgeson.com

Ends

Contacts

Jonathan Milner

https://abcamfocus.com/

Investor contact

Georgeson LLC

William P. Fiske

+1 212 440 9128

FocusAbcam@Georgeson.com

International PR advisers

US

ICR

+1 646 677 1811

FocusAbcam@icrinc.com

Europe

Consilium Strategic Communications

+44 203 709 5700

Focusabcam@consilium-comms.com

IMPORTANT ADDITIONAL INFORMATION

THIS DOCUMENT HAS BEEN ISSUED BY DR. JONATHAN MILNER ("DR. MILNER").

DR. MILNER PUBLISHED A PROXY STATEMENT AND ACCOMPANYING BLUE PROXY CARD ON JUNE 5, 2023 TO BE USED TO SOLICIT VOTES IN SUPPORT OF THE PROPOSALS THAT WILL BE PRESENTED FOR SHAREHOLDER VOTE AT THE UPCOMING EXTRAORDINARY ANNUAL MEETING OF STOCKHOLDERS OF ABCAM PLC (THE "COMPANY").

DR. MILNER STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ONLINE ON THE WEBSITE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV AND ON A WEBSITE HOSTED BY DR. MILNER TO PROVIDE INFORMATION TO SHAREHOLDERS ABOUT THE EXTRAORDINARY GENERAL MEETING AT WWW.ABCAMFOCUS.COM. HOLDERS OF COMPANY SECURITIES ALSO SHOULD RECEIVE COPIES OF THE PROXY STATEMENT AND PROXY CARD BY MAIL, AND COPIES WILL BE PROVIDED AT NO CHARGE UPON REQUEST MADE TO DR. MILNER’S PROXY SOLICITOR, GEORGESON, BY EMAIL TO FOCUSABCAM@GEORGESON.COM OR BY PHONE TO (877) 797-1153 FROM NORTH AMERICA OR TO (781) 575-2137 FROM ELSEWHERE.

THIS DOCUMENT IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF DR. MILNER AS OF THE DATE HEREOF. DR. MILNER RESERVES THE RIGHT TO CHANGE ANY OF HIS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS. SUBJECT TO THE FOREGOING, AND AS SET FORTH BELOW, DR. MILNER INTENDS TO MAKE AVAILABLE AT AN APPROPRIATE TIME ADDITIONAL INFORMATION ABOUT THE EXTRAORDINARY GENERAL MEETING INCLUDING HOW TO VOTE AT SUCH MEETING.

DR. MILNER HAS INVESTMENTS IN THE COMPANY WHICH ARE DISCLOSED IN THE PROXY STATEMENT AND OTHER PROXY MATERIALS, AND CONSEQUENTLY HAS A FINANCIAL INTEREST IN THE PROFITABILITY OF HIS POSITIONS IN THE COMPANY. ACCORDINGLY THIS DOCUMENT SHOULD NOT BE REGARDED AS IMPARTIAL. NOTHING IN THIS DOCUMENT SHOULD BE TAKEN AS ANY INDICATION OF DR. MILNER 'S CURRENT OR FUTURE TRADING OR VOTING INTENTIONS AND/OR ACTIVITIES WHICH MAY CHANGE AT ANY TIME.

CERTAIN INFORMATION IN THIS DOCUMENT IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THE COMPANY, INCLUDING PUBLIC FILINGS AND DISCLOSURES MADE BY THE COMPANY AND OTHER SOURCES, AS WELL AS DR. MILNER'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. DR. MILNER HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS COMPLETE OR ACCURATE. DR. MILNER RECOGNISES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF DR. MILNER WERE SUCH INFORMATION KNOWN.

NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AND NO RESPONSIBILITY OR LIABILITY OR DUTY OF CARE IS OR WILL BE ACCEPTED BY DR. MILNER CONCERNING: (I) THIS DOCUMENT AND ITS CONTENTS, INCLUDING WHETHER THE INFORMATION AND OPINIONS CONTAINED HEREIN ARE ACCURATE, FAIR, COMPLETE OR CURRENT; (II) THE PROVISION OF ANY FURTHER INFORMATION, WHETHER BY WAY OF UPDATE TO THE INFORMATION AND OPINIONS CONTAINED IN THIS DOCUMENT OR OTHERWISE TO THE RECIPIENT AFTER THE DATE OF THIS DOCUMENT; OR (III) THAT DR. MILNER'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT DR. MILNER'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. TO THE FULLEST EXTENT PERMITTED BY LAW, DR. MILNER WILL NOT BE RESPONSIBLE FOR ANY LOSSES, WHETHER DIRECT, INDIRECT OR CONSEQUENTIAL, INCLUDING LOSS OF PROFITS, DAMAGES, COSTS, CLAIMS OR EXPENSES RELATING TO OR ARISING FROM THE RECIPIENT'S OR ANY PERSON'S RELIANCE ON THIS DOCUMENT.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS DOCUMENT CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY ESTIMATE, PROJECTION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS DOCUMENT DOES NOT CONSTITUTE (A) AN OFFER OR INVITATION TO BUY OR SELL, OR A SOLICITATION OF AN OFFER TO BUY OR SELL, ANY SECURITY OR OTHER FINANCIAL INSTRUMENT AND NO LEGAL RELATIONS SHALL BE CREATED BY ITS ISSUE, (B) A "FINANCIAL PROMOTION" FOR THE PURPOSES OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, (C)"INVESTMENT ADVICE" AS DEFINED BY THE FCA HANDBOOK, (D) "INVESTMENT RESEARCH" AS DEFINED BY THE FCA HANDBOOK, OR (E) AN "INVESTMENT RECOMMENDATION" AS DEFINED BY REGULATION (EU) 596/2014 AND BY REGULATION (EU) NO. 596/2014 AS IT FORMS PART OF U.K. DOMESTIC LAW BY VIRTUE OF SECTION 3 OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 ("EUWA 2018") INCLUDING AS AMENDED BY REGULATIONS ISSUED UNDER SECTION 8 OF EUWA 2018. THIS DOCUMENT IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS DOCUMENT DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG DR. MILNER AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS DOCUMENT. DR. MILNER IS NOT ACTING FOR OR ON BEHALF OF, AND IS NOT PROVIDING ANY ADVICE OR SERVICE TO, ANY RECIPIENT OF THIS DOCUMENT. DR. MILNER IS NOT RESPONSIBLE TO ANY PERSON FOR PROVIDING ADVICE IN RELATION TO THE SUBJECT MATTER OF THIS DOCUMENT. BEFORE DETERMINING ON ANY COURSE OF ACTION, ANY RECIPIENT SHOULD CONSIDER ANY ASSOCIATED RISKS AND CONSEQUENCES AND CONSULT WITH ITS OWN INDEPENDENT ADVISORS AS IT DEEMS NECESSARY.

DR. MILNER HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS.